Exhibit 99.1

NEO-ConcEPT INTERNATIONAL GROUP HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: NCI)

NOTICE OF EXTRAORDINARY GENERAL MEETING
to be held on May 9, 2025
(or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Neo-Concept International Group Holdings Limited (the “Company” or “NCI”) will be held at 3:00 p.m. on May 9, 2025 (Hong Kong time and date) at 10/F, Seaview Centre, 139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong, for the purposes of considering and, if thought fit, passing the following resolution as an ordinary resolution:

“THAT with effect from such date and time to be determined by the board of directors of the Company which in any event shall not be later than 1 July 2025 (the “Effective Date”):

(a)     every five issued and unissued shares (namely, both class A ordinary shares of par value US$0.0000625 each and class B ordinary shares of par value US$0.0000625 each) in the share capital of the Company be consolidated into one (1) share of par value US$0.0003125 each (the “Share Consolidation”) so that the authorised share capital of the Company shall be changed from US$50,000 consisting of 800,000,000 shares of par value US$0.0000625 each comprised of 780,000,000 class A ordinary shares of par value US$0.0000625 each and 20,000,000 class B ordinary shares of par value US$0.0000625 each to US$50,000 consisting of 160,000,000 shares of par value US$0.0003125 each comprised of 156,000,000 class A ordinary shares of par value US$0.0003125 each and 4,000,000 class B ordinary shares of par value US$0.0003125 each;

(b)    the board of directors of the Company be and is hereby granted with fully authority to determine the Effective Date failing which this resolution shall not take any effect;

(c)     each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the consolidated shares of the Company, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(d)    the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.”

The board of directors of the Company has fixed the close of business on 16 April 2025 (Hong Kong Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjournment thereof. Holders of record of the Company’s issued shares at the close of business on the Record Date or their proxy holders are entitled to attend, and to vote at, the EGM and any adjournment thereof. Your vote is important. Whether or not you expect to attend the EGM, we request that you submit your proxy card or voting instructions as promptly as possible.

By Order of the Board of Directors,
Neo-Concept International Group Holdings Limited
/s/ Eva Yuk Yin Siu
Eva Yuk Yin Siu
Chief Executive Officer, Chairlady of the Board and Director

April 25, 2025